April 17, 2025

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, DC 20549

Attention:	Ms. Christine Dietz Senior Staff Accountant
Re:	Tyler Technologies, Inc. Form 10-K for the Fiscal Year Ended December 31, 2024 Filed February 19, 2025 File No. 001-10485
Ladies and Gentlemen:
Tyler Technologies, Inc. (the “Company”, “we”, “us” or “our”) submits this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated April 7, 2025 (the “Comment Letter”) relating to the Company’s Form 10-K for the fiscal year ended December 31, 2024, filed on February 19, 2025.
The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter, and to facilitate the Staff’s review, we have restated the text of each of the Staff’s comments in bold and italicized type below, and the Company’s response follows each comment.
Form 10-K for the Fiscal Year Ended December 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations and Other, page 32
1.We note your presentation and discussion of revenues by segment. However, we note that you do not include a discussion and analysis of each segment’s profit. Please tell us what consideration was given to whether a discussion of segment profit information would be necessary to an understanding of your business. Refer to Item 303(b) of Regulation S-K.

Company Response:
The Company respectfully acknowledges the Staff’s comment and advises that we considered including a discussion of segment profit information but initially did not think it was material to an understanding of our business as revenue is presented by segment and expense drivers are similar. We acknowledge that a discussion of segment profit information may help investors better understand our business and for future filings, we will include a table presenting segment operating income for each segment with a related discussion. Please see the proposed presentation included in the response to Comment 5 below.
Consolidated Financial Statements
Note (2) Segment and Related Information, page F-16
2.You disclose that the primary measure used by the chief operating decision maker (“CODM”) is segment income or loss from operations; however, we note that you also present segment gross profit. Please tell us whether the CODM receives segment gross profit for each reportable segment and how it is used. If the CODM uses more than one measure of segment profit or loss, such as segment gross profit and segment operating income, to assess segment performance and to decide how to allocate resources, tell us which of the reporting segment profit or loss measures is required to be disclosed in accordance with ASC 280-10-50-28A. In this regard, the measure required to be disclosed is that which management believes is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the consolidated financial statements. Additional measures may be disclosed pursuant to ASC 280-10-50-28A through 50-28C.
Company Response:
The Company acknowledges the Staff’s comment and respectfully explains that while segment gross profit is included in the financial information that is provided to the CODM for informational purposes, the CODM does not use segment gross profit when assessing performance or allocating resources. The CODM uses the segment operating income to allocate resources and assess performance, and therefore we believe it is the metric required to be disclosed under the guidance in ASC 280-10-50-28A.
The presentation of segment gross profit within Note (2) was not intended to imply the use of the metric by the CODM. Rather, the presentation in Note (2) inclusive of segment gross profit was presented for informational purposes only and intended to maintain a consistent format throughout the financials.
To address your comment and limit confusion on the metric used by the CODM in future filings, we will revise the Segment and Related Information to remove segment gross profit. Please see the proposed disclosure included in the response to Comment 5 below.
3.In connection with your response to the preceding comment, if both segment gross profit and segment operating income are used by the CODM and will be disclosed:
•Please tell us how you considered the disclosures required by ASC 280-10-50-29(f) for segment gross profit; and
•Please tell us what consideration was given to identifying the additional measure of segment profit or loss as non-GAAP and providing disclosures required by Item 10(e)(1)(i) of Regulation S-K in the filing.
Company Response:
The Company acknowledges the Staff’s comment and respectfully advises the Staff that, as discussed above in the response to Comment 2, the CODM only uses the segment operating income to allocate resources and assess performance.
Therefore, consistent with the guidance in ASC-280-10-50A, segment operating income will be the only segment profitability measure disclosed in future filings.

4.Please revise future filings to reconcile the total of the reportable segments’ amount for each measure of profit or loss to consolidated income before income taxes. Refer to ASC 280-10-50-30(b) and ASC 280-10-50-28C. The reconciliation should include a single amount for the subtotal of the reportable segments’ measures of profit or loss with a reconciliation of that amount to consolidated income before income taxes. In this regard, the segment note currently includes a Corporate column which appears to result in the presentation of non-GAAP measures of consolidated segment gross profit and consolidated segment operating income. Similarly revise to reconcile other total reportable segments’ amounts to consolidated amounts, such as the total of the reportable segments’ assets to consolidated assets. Refer to ASC 280-10-50-30.
Company Response:
The Company acknowledges the Staff’s comment regarding the requirements in ASC 280-10-50-30(b) and ASC 280-10-50-28C as well as regarding the appearance of creating non-GAAP measures of consolidated segment gross profit and consolidated segment operating income.
In future filings we will revise the presentation to remove such amounts. Additionally, the reconciliation of reportable segments’ operating income will be changed to include a single amount for the subtotal of segments’ operating income that is then reconciled to consolidated income before taxes. Please see the proposed disclosure included in the response to Comment 5 below.
5.Please provide us with proposed disclosure that is responsive to the concerns noted in the comments above.
Company Response:
The Company acknowledges the Staff’s comment and provides the proposed disclosure for future filings below using results from our Form 10-K for the year ended December 31, 2024:

Proposed disclosures to be added in response to Comment #1:
Management Discussion and Analysis
OVERVIEW
General
We report our results in two reportable segments. Our reportable segments are organized on the basis of a combination of the products and services they deliver to clients and the function the public sector client performs. Operating segments that have met the aggregation criteria have been combined into our two reportable segments. The Enterprise Software (“ES”) reportable segment provides public sector entities with software systems and services to meet their information technology and automation needs for mission-critical “back-office” functions such as: public administration solutions, courts and public safety solutions, education solutions, and property and recording solutions. The Platform Technologies (“PT”) reportable segment provides public sector entities with platform and transformative solutions including digital solutions, payment processing, streamlined data processing, and improved operations and workflows.
The CODM uses segment operating income or loss to assess performance and to allocate resources (including employees, property, and financial or capital resources) for each segment, predominantly in the annual budget and forecasting process. During the fiscal periods presented, we had no significant transactions between reportable segments. Corporate unallocated amounts are comprised of non-cash amortization of intangible assets associated with acquisitions, depreciation associated with unallocated property and equipment assets, compensation costs for the executive management team and certain shared services staff, and share-based compensation expense for the entire company. Also, Corporate unallocated amounts include incidental revenues and expenses related to a company-wide user conference. Excluding the impact of unallocated amounts discussed above, the accounting policies of the reportable segments are the same as those described in Note 1, “Summary of Significant Accounting Policies.”
Analysis of Results of Operations and Other
Segment Operating Income
The following table sets forth a comparison of the operating income by reportable segments for the listed years ended December 31 ($ in thousands):

Operating Income (loss):			Change
	2024	2023	$	%
ES	$546,415	$443,756	$102,659	23%
PT	116,526	124,446	(7,920)	(6)%
Corporate unallocated	(363,415)	(349,665)	(13,750)	4%
Total operating income	$299,526	$218,537	$80,989	37%
The increase in the ES segment operating income is primarily due to higher subscription revenues as a result of the ongoing shift toward SaaS arrangements for both new and existing clients, along with growth in certain transaction-based revenues. Also contributing to the increase in segment operating income is the decline in G&A expense primarily attributed to lower facilities costs resulting from lease restructurings. These increases are partially offset by lower revenue from software licenses and maintenance, higher software development amortization expense, and increased hosting costs as we expand our SaaS client base, together with higher personnel costs including higher bonus and commission expenses.
The decline in the PT segment operating income is primarily due to lower revenue from software licenses and increased hosting costs as we expand our SaaS client base, together with higher personnel costs. The decline is partially offset by a higher revenue mix for subscription revenues as a result of the ongoing shift toward SaaS arrangements and higher professional services revenues.
The change in the Corporate unallocated is primarily attributed to the increase in personnel costs attributed to higher bonuses and share-based compensation expense, along with higher amortization expense from software development costs. The increase in costs is offset by lower amortization expense from other intangibles.
See Note 2 “Segment and Related Information” for a reconciliation between our reportable segments and consolidated financial results for the periods presented.

Proposed disclosures in response to Comment #5:
2.SEGMENT AND RELATED INFORMATION
Reportable operating segments are determined based on the Company’s management approach. The management approach, as defined by FASB ASC 280 “Segment Reporting” is based on the way that the Chief Operating Decision Maker (“CODM”) organizes the segments within an enterprise for making decisions about resources to be allocated and assessing their performance. Our CODM, for purposes of FASB ASC 280, is our Chief Executive Officer.
We report our results in two reportable segments. Our reportable segments are organized on the basis of a combination of the products and services they deliver to clients and the function the public sector client performs. Operating segments that have met the aggregation criteria have been combined into our two reportable segments. The Enterprise Software (“ES”) reportable segment provides public sector entities with software systems and services to meet their information technology and automation needs for mission-critical “back-office” functions such as: public administration solutions, courts and public safety solutions, education solutions, and property and recording solutions. The Platform Technologies (“PT”) reportable segment provides public sector entities with platform and transformative solutions including digital solutions, payment processing, streamlined data processing, and improved operations and workflows.
The CODM uses segment operating income or loss to assess performance and to allocate resources (including employees, property, and financial or capital resources) for each segment, predominantly in the annual budget and forecasting process. During the fiscal periods presented, we had no significant transactions between reportable segments. Corporate unallocated amounts are comprised of non-cash amortization of intangible assets associated with acquisitions, depreciation associated with unallocated property and equipment assets, compensation costs for the executive management team and certain shared services staff, and share-based compensation expense for the entire company. Also, Corporate unallocated amounts include incidental revenues and expenses related to a company-wide user conference. Excluding the impact of unallocated amounts discussed above, the accounting policies of the reportable segments are the same as those described in Note 1, “Summary of Significant Accounting Policies”.

For the year ended December 31, 2024	Enterprise Software	Platform Technologies	Total
Revenues
Subscriptions:
SaaS	$559,842	$84,937
Transaction-based fees	234,633	463,519
Maintenance	438,455	24,677
Professional services	219,933	44,058
Software licenses and royalties	25,292	1,065
Hardware and other	33,447	992
Total segment revenues	1,511,602	619,248	2,130,850
Less:
Cost of revenues	706,952	411,351
Sales and marketing expense	109,981	21,618
General and administrative expense	48,072	57,627
Research and development expense	100,182	12,126
Segment operating income	$546,415	$116,526	$662,941

For the year ended December 31, 2023	Enterprise Software	Platform Technologies	Total
Revenues
Subscriptions:
SaaS	$459,544	$68,433
Transaction-based fees	174,718	456,817
Maintenance	442,781	23,880
Professional services	209,727	40,249
Software licenses and royalties	32,709	5,387
Hardware and other	30,176	—
Total segment revenues	1,349,655	594,766	1,944,421
Less:
Cost of revenues	653,407	368,017
Sales and marketing expense	102,325	25,196
General and administrative expense	57,481	64,406
Research and development expense	92,686	12,701
Segment operating income	$443,756	$124,446	$568,202

For the year ended December 31, 2022	Enterprise Software	Platform Technologies	Total
Revenues
Subscriptions:
SaaS	$378,953	$49,573
Transaction-based fees	147,370	436,408
Maintenance	444,143	24,312
Professional services	204,970	72,655
Software licenses and royalties	55,158	4,248
Hardware and other	26,592	—
Total segment revenues	1,257,186	587,196	1,844,382
Less:
Cost of revenues	606,379	370,571
Sales and marketing expense	100,786	23,224
General and administrative expense	39,083	61,191
Research and development expense	92,162	8,919
Segment operating income	$418,776	$123,291	$542,067

Reconciliation of reportable segment operating income to the Company's consolidated totals:	Years Ended December 31,
	2024	2023	2022
Segment operating income	$662,941	$568,202	$542,067
Corporate Unallocated:
Revenues	6,953	7,330	5,822
Cost of revenues	(83,739)	(69,228)	(89,391)
Sales and marketing expense	(26,132)	(22,249)	(11,733)
General and administrative expense	(195,239)	(186,688)	(167,050)
Research and development expense	(5,631)	(4,198)	(4,103)
Amortization of other intangibles	(59,627)	(74,632)	(61,363)
Interest expense	(5,931)	(23,629)	(28,379)
Other income, net	14,572	3,328	1,723
Income before income taxes	$308,167	$198,236	$187,593

The following table presents reconciliations of segment revenues from external customers and other segment information to the Company’s consolidated totals:

	Years Ended December 31,
	2024	2023	2022
Revenues:
ES	$1,511,602	$1,349,655	$1,257,186
PT	619,248	594,766	587,196
Corporate unallocated	6,953	7,330	5,822
Total consolidated	$2,137,803	$1,951,751	$1,850,204

Depreciation and amortization expense:
ES	$37,179	$25,445	$55,389
PT	89,372	110,354	84,609
Corporate unallocated	16,886	18,280	19,074
Total consolidated	$143,437	$154,079	$159,072

Software development expenditures:
ES	$7,612	$6,619	$3,790
PT	15,558	15,840	14,581
Corporate	6,231	10,031	9,251
Total consolidated	$29,401	$32,490	$27,622

Capital expenditures:
ES	$15,283	$16,788	$8,972
PT	4,168	2,380	6,845
Corporate	1,084	1,351	6,712
Total consolidated	$20,535	$20,519	$22,529

	Years ended December 31,
	2024	2023
Segment assets
ES	$572,224	$631,117
PT	416,635	426,064
Corporate	4,191,156	3,619,482
Total consolidated	$5,180,015	$4,676,663
Segment assets primarily consist of net accounts receivable, prepaid expenses and other current assets, and net property and equipment and software development costs. Corporate assets primarily consist of cash and investments, prepaid insurance, goodwill and intangibles associated with acquisitions, deferred income taxes as well as software development costs, net, and net property and equipment mainly related to unallocated information and technology assets. Certain presentation items from previous years have been adjusted to conform with current year presentation.

Additionally, the Company acknowledges that:
•The Company is responsible for the adequacy and accuracy of the disclosure in its filing;
•Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or require any additional information with respect to the foregoing, please contact Brian K. Miller via email at brian.miller@tylertech.com or by telephone at (972) 713-3720.
Very truly yours,

/s/ Brian K. Miller
Brian K. Miller Executive Vice President and Chief Financial Officer